UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NIO Inc.

(Name of Subject Company (Issuer))

NIO Inc.

(Name of Filing Person (Issuer))

4.50% Convertible Senior Notes due 2024

(Title of Class of Securities)

62914VAB2
G6525FAA0

(CUSIP Number of Class of Securities)

Wei Feng

Chief Financial Officer

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

Telephone: +86 21-6908 2018

with copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong +852 3740-4700	Yuting Wu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Tower II, Jing An Kerry Centre 1539 Nanjing West Road Shanghai 200040, China +86 (21) 6193-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$163,791,000(1)	US$15,183.43(2)

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 4.50% Convertible Senior Notes due 2024 (the “Notes”), as described herein, is US$1,000 per US$1,000 principal amount outstanding. As of January 28, 2022, there was US$163,791,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of US$163,791,000 (excluding accrued but unpaid interest).

(2)	The filling fee was previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $92.70 for each US$1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	US$15,322.48	Filing Party:	NIO Inc.
Form or Registration No.:	Schedule TO	Date Filed:	January 3, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed by NIO Inc. (the “Company”) on January 3, 2022 (the “Schedule TO”) relating to the Company’s 4.50% Convertible Senior Notes due 2024 (the “Notes”). This Amendment No. 1 relates to the final results of the Company’s repurchase of the Notes that have been validly surrendered for repurchase and not withdrawn pursuant to the Company’s Notice to the holders of the Notes (the “Holders”) dated January 3, 2022 (the “Repurchase Right Notice”). The information contained in the Schedule TO, including the Repurchase Right Notice, as supplemented and amended by the information contained in Item 11 below, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

This Amendment No. 1 amends and supplements Schedule TO as set forth below and constitutes the final amendment to the Schedule TO. This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

The repurchase right offer expired at 5:00 p.m., New York City time, on Friday, January 28, 2022 (the “Expiration Date”). The Company has been advised by The Bank of New York Mellon, as paying agent (the “Paying Agent”), that pursuant to the terms of the Repurchase Right Notice, none of the Notes were surrendered for repurchase as of the Expiration Date. The aggregate amount of the Repurchase Price is nil. As of the date hereof, US$163,791,000 aggregate principal amount of the Notes remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

ITEM 12.	EXHIBITS.

(a)(1)*	Repurchase Right Notice to Holders of 4.50% Convertible Senior Notes due 2024 issued by the Company, dated as of January 3, 2022.

(a)(5)(A)*	Press Release issued by the Company, dated as of January 3, 2022.

(a)(5)(B)†	Press Release issued by the Company, dated as of January 31, 2022.

(b)	Not applicable.

(d)	Indenture, dated as of February 4, 2019, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.22 to the Company’s annual report on Form 20-F (File No. 001-38638) filed with the Securities and Exchange Commission on April 2, 2019).

(g)	Not applicable.

(h)	Not applicable.

*       Previously filed.

†       Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Repurchase Right Notice to Holders of 4.50% Convertible Senior Notes due 2024 issued by the Company, dated as of January 3, 2022.
(a)(5)(A)*	Press Release issued by the Company, dated as of January 3, 2022.
(a)(5)(B)†	Press Release issued by the Company, dated as of January 31, 2022.
(d)	Indenture, dated as of February 4, 2019, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.22 to the Company’s annual report on Form 20-F (File No. 001-38638) filed with the Securities and Exchange Commission on April 2, 2019).

*       Previously filed.

†       Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIO Inc.

	By:	/s/ Wei Feng
Name: Wei Feng
Title: Chief Financial Officer

Dated: January 31, 2022

 4